June 5, 2015

Via EDGAR

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Xcel Brands, Inc. (the “Company,” “We” or “Us”)

Registration Statement on Form S-1

Filed February 11, 2015

File No. 333-202028

Dear Mr. Shuman:

This letter is in response to the Staff’s letter to the Company of February 24, 2015 (the “Comment Letter”) addressed to me, the Company’s Chief Executive Officer, regarding the Company’s Registration Statement on Form S-1 filed on February 11, 2015 (the “Registration Statement”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. We are concurrently submitting via EDGAR this letter and the revised Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Registration Statement on Form S-1 filed on February 11, 2015

General

1.	Please provide us with an analysis as to whether the company must provide audited financial statements for the year ended December 31, 2014 prior to requesting effectiveness of the registration statement. Please refer to Item 8-08(b) of Regulation S-X. In this regard, we note that through the nine months ended September 30, 2014, the company had a loss before income taxes of $1,061,000.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure in the Revised Registration Statement to include audited financial statements for the year ended December 31, 2014 and unaudited financial statements for the three months ended March 31, 2015, as well as updating other financial information to March 31, 2015, as appropriate.

Mr. Mark P. Shuman

Securities and Exchange Commission

June 5, 2015

Prospectus Cover Page

2.	Please revise your cover page to disclose the total number of shares that are being concurrently offered by selling stockholders of the company. In this regard, we refer to your registration statement on Form S-1 (file no. 333-191278).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the prospectus included in Registration Statement on Form S-1 (333-191278) is no longer current, since the Company filed its annual report on Form 10-K for the year ended December 31, 2014 with the SEC on March 31, 2015. Since there is not a current Section 10(a)(3) prospectus included in such registration statement, such registration statement is unavailable for resale of the shares included therein. Accordingly, no disclosure has been included in the Revised Registration Statement.

Should you have any questions or comments concerning this response to your comment letter, please contact either Robert W. D’Loren (telephone (347) 532-5890 or email rdloren@xcelbrands.com), or James Haran (telephone (347) 532-5891 or email jharan@xcelbrands.com).

Sincerely,

/s/ Robert W. D’Loren
Robert W. D’Loren
Chief Executive Officer

cc:	Brad L. Shiffman, Esq.

Blank Rome LLP

Matthew Crispino

United States Securities and Exchange Commission